Exhibit 21

List of Subsidiaries of SMSA Palestine Acquisition Corp.

1.	Sino Oriental Agriculture Group Limited, our direct, wholly-owned subsidiary, a BVI corporation;
2.	Misaky Industrial Limited, our indirect, wholly-owned subsidiary, a Hong Kong corporation;
3.	Fujian Yada Group Co., Ltd, our indirect, wholly-owned subsidiary, a Chinese corporation;
4.	Fujian Yaxin Food Co., Ltd, our indirect, wholly-owned subsidiary, a Chinese corporation;
5.	Fujian Shengda Import & Export Trading Co., Ltd, our indirect, wholly-owned subsidiary, a Chinese corporation;
6.	Fujian Xinda Food Co., Ltd, our indirect, wholly-owned subsidiary, a Chinese corporation;